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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING
                          Commission File No. 001-15179


( X )  Form 10KSB  (  )  Form 20F  (  )  Form 10QSB  (  )  Form N-SAR

For Period Ended:  December 31, 1999

(  )  Transition Report on Form 10-KSB
(  )  Transition Report on Form 20-F
(  )  Transition Report on Form 11-K
(  )  Transition Report on Form 10-QSB
(  )  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable.
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Part I - REGISTRANT INFORMATION
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Full Name of Registrant:            Association For Investment in United States
                                    Guaranteed Assets, Inc.

Former Name if Applicable:          N/A

Address of Principal Executive
Office (Street and Number):         9 Old Kings Highway South

City, State and Zip Code:           Darien, CT 06820
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Part II - RULES 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (check box if appropriate)

( ) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and





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( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
        has been attached if applicable.
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PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-KSB, 20-F, 11-K,
10-QSB or N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

Because of a change in outside vendor for Edgar filing
and the related formatting of information, an extension of time to file the Form 10-KSB is needed.
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PART IV - OTHER INFORMATION
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(1)      Name and telephone number of person to contact in regard to this notification:

                  Marcie Gow Pajolek                     (203)662-7683    00
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(2)      Have all other prior reports required under Section 13 or 15(d) of the
         Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                  (X)  YES  ( )  NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?
                                                  ( )  YES  (X)  NO

         If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                  Association For Investment in United States
                            Guaranteed Assets, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 30, 2000                 By: /s/ Marcie Gow Pajolek
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                                     Marcie Gow Pajolek
                                     Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).